UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-39885

VERSUS SYSTEMS INC.

(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreement in Connection with a Public Offering.

On October 17, 2023, Versus Systems Inc. (the “Company”) consummated a public offering (the “Offering”) of 13,043,490 of (a) common shares of the Company, no par value per share (“Common Shares”) (or common share equivalents in lieu thereof) at a combined public offering price of $0.23 per share and accompanying warrant or (b) pre-funded warrants of the Company to purchase one common share (“Pre-funded Warrants”) and accompanying warrants to purchase up to an aggregate of 13,043,490 Common Shares (“Common Warrants”) at a combined public offering price of $0.2299 per share and accompanying warrant, resulting in gross proceeds of approximately $3.0 million, before deducting placement agent fees and other offering expenses payable by the Company.

The Common Warrants have an exercise price of $0.23 per share, are immediately exercisable upon issuance and will expire five years following the date of issuance. The Pre-funded Warrants are exercisable by the holders immediately upon issuance at an exercise price of $0.0001 per share, and will expire only when exercised in full. The exercise price and the number of shares issuable upon exercise of the Common Warrants and the Pre-funded Warrants are subject to an adjustment upon the occurrence of certain events, including, but not limited to, stock splits or dividends, business combinations, sale of assets, similar recapitalization transactions, or other similar transactions. The exercisability of the Common Warrants and the Pre-funded Warrants may be limited if, upon exercise, the holder and its affiliates would beneficially own more than 4.99% or 9.99% of the outstanding Common Shares, which percentage was elected by the holder prior to the issuance date.

In connection with the Offering, on October 13, 2023, the Company entered into securities purchase agreements (the “Purchase Agreements”) with three institutional investor (the “Buyers”) pursuant to which the Company sold to the Buyers in the Offering an aggregate of (i) 4,000,000 Common Shares (the “Offered Shares”), (ii) 9,043,490 Pre-funded Warrants, to purchase an aggregate of 9,043,490 Common Shares (the “PW Shares”) at an exercise price equal to $0.0001 per PW Share; and (iii) 13,043,490 Common Warrants to purchase an aggregate of 13,043,490 Common Shares at an exercise price equal to $0.23 per Common Share. Under the Purchase Agreements, subject to certain exemptions, the Company is prohibited, until sixty (60) days after the closing of the Offering, from (i) issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any Common Shares or Common Share Equivalents (as defined in the Purchase Agreements) or (ii) filing any registration statement or amendment or supplement thereto under the Securities Act of 1933, as amended (the “Securities Act”).

A.G.P./Alliance Global Partners (“AGP”) acted as the exclusive placement agent in connection with the Offering pursuant to the terms of a placement agency agreement, dated October 13, 2023, between the Company and AGP (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company paid AGP a cash fee equal to 7% of the aggregate proceeds received by the Company from the sale of securities in the Offering. In addition to the cash fee, the Company issued to the Placement Agent warrants to purchase number of Common Shares equal to 3% of the aggregate number of Offered Shares and PW Shares sold in the Offering (the “Placement Agent Warrants”), or 391,305 Common Shares, at an exercise price of $0.253 per Common Share. The Placement Agent Warrants are generally on the same terms and conditions as the Common Warrants.

The Common Shares, the Common Warrants, the Pre-funded Warrants, the Placement Agent Warrants and the Common Shares issuable upon exercise of the Common Warrants, the Pre-funded Warrants and the Placement Agent Warrants were offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-271771) that was filed with the Securities and Exchange Commission on October 12, 2023 and was declared effective on October 12, 2023.

The foregoing descriptions of the Placement Agency Agreement, the Purchase Agreements, the Pre-funded Warrants, the Common Warrants and the Placement Agent Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements or securities, copies or forms of which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference. Readers should review such agreements and forms of securities for a complete understanding of the terms and conditions associated with these transactions.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Placement Agency Agreement dated as of October 13, 2023 between Versus Systems Inc. and A.G.P./Alliance Global Partners
99.2	Form of Securities Purchase Agreement dated as of October 13, 2023 between Versus Systems Inc. and the purchaser signatory thereto
99.3	Form of Pre-funded Warrant issued to the Buyers
99.4	Form of Common Warrant issued to the Buyers
99.5	Form of Placement Agent Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2023

VERSUS SYSTEMS INC.

By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
	Title:	Chief Executive Officer

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